SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SUPERIOR CONSULTANT HOLDINGS CORPORATION

(Name of Subject Company)

SUPERIOR CONSULTANT HOLDINGS CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

1868146101

(CUSIP Number of Class of Securities)

RICHARD D. HELPPIE, JR.
CHIEF EXECUTIVE OFFICER
SUPERIOR CONSULTANT HOLDINGS CORPORATION
5225 AUTO CLUB DRIVE
DEARBORN, MICHIGAN 48126
(248) 226-1400

(Name, Address and Telephone Number of Person Authorized to Received Notices and Communications on
Behalf of the Person(s) Filing Statement)

WITH COPIES TO:
WILLIAM E. DORAN
JEFFREY A. SCHUMACHER
SACHNOFF & WEAVER, LTD.
30 SOUTH WACKER DRIVE
29TH FLOOR
CHICAGO, ILLINOIS 60606
(312) 207-1000

☐ Check the box if the filing related solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 previously filed by Superior Consultant Holdings Corporation, a Delaware corporation, on December 23, 2004. Except as otherwise defined herein, capitalized terms shall have the meaning given to them in the Schedule 14D-9.

     This Amendment No. 1. amends and supplements Item 9 as follows:

ITEM 9.      MATERIAL TO BE FILED AS EXHIBITS

Exhibit (a)(3)	E-mail from Susan Synor to Superior employees, dated January 17, 2005

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPERIOR CONSULTANT HOLDINGS CORPORATION

By: /s/ Richard D. Helppie, Jr.

Name: Richard D. Helppie, Jr.

Title: Chief Executive Officer

Date: January 18, 2005

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Index of Exhibits

Exhibit (a)(3)	E-mail from Susan Synor to Superior employees, dated January 17, 2005

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